Exhibit 99.1

Itaú Chile Files Material Event Notice announcing the termination of the program of its American Depositary Shares (“ADSs”) registered in the United States of America.

SANTIAGO, Chile, October 30, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCL; SSE: ITAUCL) announced that it filed today a Material Event Notice with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero) reporting the initiation of the process to (i) terminate the program of its American Depositary Shares (“ADSs”) registered in the United States of America, (ii) cancel the registration of its ADSs with the Securities and Exchange Commission, (iii) delist its ADSs from the New York Stock Exchange, and (iv) terminate the Deposit Agreement under which the ADSs are issued. The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Chile

+56 (2) 2660-1751 / ir@itau.cl / ir.itau.cl